Exhibit 1

Stock Symbol: AEM (NYSE and TSX)	For further information:
David Smith; VP, Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE PROVIDES EXPLORATION UPDATE ON 2008 ACTIVITIES

Toronto (March 4, 2009) - Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) is pleased to provide an update on its 2008 exploration program.  During 2008, the Company spent approximately $72 million on exploration, including $38 million of exploration capitalized at its development projects.

Exploration during 2008 resulted in a significant increase to the Company’s overall reserves and resources.  See the following section titled “Detailed Mineral Reserve and Resource Data” for the full details of the Company’s 2008 reserve and resource position.

Highlights of the 2008 Exploration Program Include:

•                  8% increase in gold reserves to a record level of 18.1 million ounces

•                  13% increase in the indicated gold resource to 3.2 million ounces

•                  21% increase in the inferred gold resource to 5.8 million ounces

•                  At Meadowbank, mineralized zones extended at depth, and along strike, at Goose South and Vault

•                  At Pinos Altos, new gold-silver reserves at San Eligio and Creston Mascota zones total 0.5 million ounces of gold and 8.9 million ounces of silver

•                  Kittila adds more than 1.3 million ounces of inferred gold resource at depth on Suuri and Roura zones

“In 2008, we moved steadily towards our goal of 20 million ounces of gold reserves from our existing projects with the addition of 1.4 million ounces of reserves and 1.4 million ounces of resources” said Sean Boyd, Vice-Chairman and CEO.  “With improving drill access at several of our deposits, we expect to reach 20 million to 21 million ounces of gold reserves by year end 2010.  The ongoing growth in our reserves is driving our scoping studies on four internal production growth opportunities” added Mr. Boyd.

The Company’s budgeted exploration expenditure in 2009 is approximately $54 million and is expected to result in total drilling of approximately 221 kilometres utilizing 25 drill rigs.

Meadowbank Exploration Update

At Meadowbank, the 2008 exploration campaign began in March with a diamond drilling program followed by regional prospecting through early September.  Overall, 85 drill holes were completed for a total of 24,028 metres.  Most of the drilling took place near the current resource envelopes at Portage, Goose Island and Goose South and on other targets on the large Meadowbank property, outside of the area of the mining licence.

http://www.agnico-eagle.com/files/Mar09_MeadowbankGeologyMap.pdf

A scoping study is underway to consider an increase in the production rate at Meadowbank from the design rate of 8,500 tonnes per day to a target rate of 10,000 tonnes per day.  The study is considering a higher production rate from the open pits, as well as a scenario where the pit material is supplemented by underground ore from the Goose South deposit.  Results of the scoping study are expected in the third quarter of 2009.

Portage Deposit Extends On Southern End

On the Portage zone of the Meadowbank deposit, over 29 drill holes were completed for a total of 5,451 metres in 2008.  The focus of the exploration program at Portage was to convert inferred resource located inside, or near, the southern limit of the Portage Pit, and to explore the potential for extending the Portage Pit to the south.  In this area, the Bay and Portage zones occur adjacent to each other.

One of the northernmost holes of the Portage exploration program, hole TP08-774 (Section 5650N), cut two intervals corresponding to the Portage zone, averaging 4.5 grams per tonne (“g/t”) over 5.5 metres and 2.4 g/t over 6.0 metres, respectively.  The thickness of each intersection in this news release is considered to be true width, unless otherwise indicated.

Fifty metres to the south, hole TP08-769 (Section 5600N) returned several Bay zone intersections, with the best averaging 11.8 g/t over 4.1 metres.  On the same section, hole TP08-768 intersected a Portage zone interval grading 1.8 g/t over 4.1 metres. These drill holes are highlighted on the vertical cross section shown in the following link.

http://www.agnico-eagle.com/files/Mar09_PortageandBayZoneCrossSection.pdf

A further 50 metres to the south, hole TP08-767 (Section 5550N) also cut two intervals of the Bay zone and returned 19.0 g/t over 4.3 metres and 5.2 g/t over 6.5 metres.

Another 50 metres to the south on Section 5500N, one of the most significant results to date on the Bay zone structure came from drill hole TP08-785, which intersected two separate lenses, grading 6.3 grams per tonne of gold over 4.7 metres and 5.6 g/t over 4.1 metres.  The same drill hole intersected the Portage zone as well, returning 13.9 g/t of gold over 8.3 metres.

These results contributed to increasing the year-end gold reserves at Meadowbank by 5% or 0.2 million ounces.  The Portage and Bay zones remain open to the south at depth for approximately 375 metres towards the Goose Island deposit.

Drill hole	Lens	True Width (metres)	From (metres)	To (metres)	Gold (g/t)
TP08-767	Bay Zone 1	4.3	5.5	10.3	19.0
	Bay Zone 2	6.5	12.5	23.3	5.2	*

TP08-768	Portage	4.1	128.2	132.6	1.8

TP08-769	Bay Zone 2	4.2	118.5	123	5.4
	Bay Zone 3	11.3	129.5	142.9	2.9
	including	4.2	129.5	134.5	5.3
	Bay Zone 4	4.1	165	171	11.8
	Bay Zone 5	7.9	194	206	2.0
	including	2.5	201	205	4.1

TP08-773	Portage	8.8	164.2	173	4.8

TP08-774	Portage 105	5.5	73.0	78.5	4.5
	Portage 100	6.0	129.0	135.1	2.4

TP08-782	Bay Zone 3	4.3	143.0	149.0	8.6

TP08-785	Bay Zone 2	4.7	77.4	82.6	6.3
	Bay Zone 3	4.1	87.6	92.2	5.6
	Portage 104	8.3	171.0	181.0	13.9	*

* Cutting factors of 38 g/t and 145 g/t have been applied to these sample results

Goose South Underground Potential Increasing

On the Goose South zone, 36 drill holes were completed in 2008 for a total of 14,328 metres, to test the underground extension of the Goose Island open pit deposit.  This program was planned to increase the definition of the zone to a depth of 300 metres, and also to test its depth potential from 300 metres to 600 metres.

In the upper portion, drill hole G08-797 on Section 4300N returned encouraging values, as it intersected two intervals. The first, which was associated with significant visible gold, returned 63.4 g/t over 3.0 metres (6.4 g/t cut to 60 g/t ), while the second averaged 7.1 g/t over 3.8 metres.

In the deeper portion, at approximately 375 metres below surface, drill hole G08-821 on Section 4600N returned 5.6 g/t of gold over 4.5 metres, including 7.7 g/t over 3.4 metres.  In the same area, drill hole G08-818 on Section 4500N returned 7.9 g/t over 4.3 metres, including 12.0 g/t over 2.7 metres.

http://www.agnico-eagle.com/files/Mar09_GooseIslandGooseSouthLongSection.pdf

Based on these encouraging results, the indicated gold resource at Goose South has increased to approximately 0.4 million ounces in 2.9 million tonnes, grading 4.2 g/t.  In light of the zone being open at depth, an underground exploration program, including a ramp system, is being evaluated to provide better access to this zone.

Drill hole	Lens	True Width (metres)	From (metres)	To (metres)	Gold (g/t cut to 60 g)

G08-797	Zone 1	3.0	317.6	324.5	6.4
	Zone 2	3.8	295.1	300.9	7.1

G08-801	Zone 1	3.4	230.5	235	3.4
	Zone 3	6.7	282	291.5	4.5

G08-805	Zone 2	4.4	310.5	317.2	5.3

G08-810	Zone 2	7.1	338	347	5.0
	including	3.5	341	345	8.5

G08-818	Zone 1	4.3	548.7	555.3	7.9
	including	2.7	548.7	552.8	12

G08-821	Zone 2	4.5	524.5	534	5.6
	including	3.4	525.4	531.2	7.7

Regional Exploration at Meadowbank Yielding Encouraging Results at Vault South

In addition to regional prospecting to follow up on anomalies discovered in 2007, twenty drill holes, for a total of 4,442 metres, were also completed in 2008 on different targets outside of the current resource limits at Meadowbank.

One of the most significant results occurred at Vault South.  Following the prospecting discovery of a similar style of gold mineralization to Vault, one shallow drill hole VLT08-273, 180 metres in length, was completed to test this new structure.  This new zone of mineralization sits approximately one kilometre to the southeast of the deposit.

This hole intersected 2.6 g/t of gold over a 4.1 metre thick interval at a shallow depth (27 metres to 31.1 metres from the drill hole collar).  This discovery opens a new drilling area in the Vault deposit area and is typical and similar to previous historical discoveries on the Meadowbank property.

For 2009, $11 million is budgeted for exploration in Meadowbank region in Nunavut, including an estimated 47,800 metres in diamond drilling for resource to reserve conversion and discovery of new gold zones.

Pinos Altos Exploration Update

During 2008, at Pinos Altos in Mexico, exploration crews focused on converting resources to reserves on the Creston Mascota area and at the main mine development area.  In addition to the successful conversion of approximately 0.4 million ounces of gold resources to reserves, the program also confirmed new gold zones in areas identified during previous prospecting campaigns.  Creston Mascota is roughly seven kilometres to the northwest of the main Santo Nino deposit at Pinos Altos.

http://www.agnico-eagle.com/files/Mar09_PinosAltosClaimMap.pdf

http://www.agnico-eagle.com/files/Mar09_PinosAltosGeologyMap.pdf

Good Results at Creston Mascota on the Pinos Altos Property

As a result of exploration activities in 2008, the Company reported a new probable reserve at Creston Mascota of 0.4 million ounces of gold and 3.7 million ounces of silver from 6.7 million tonnes grading 1.7 g/t of gold and 17.1 g/t of silver.

Prospecting and mapping programs carried out in 2008, and to date in 2009, have traced the Creston Mascota mineralization further to the southwest of the original deposit.  A road and drill pads have been built.  Approximately 5,000 metres of drilling in 2009 are planned to extend mineralization in this zone.

A feasibility study is expected to be released soon on the potential to add incremental production from the Creston Mascota deposit.  The study is considering a stand-alone heap leach operation.

http://www.agnico-eagle.com/files/Mar09_CrestonMascotaCrossSection.pdf

San Eligio Returns High Grade Intersections

Drilling on the San Eligio deposit (a zone roughly 600 metres to the north and parallel to the main Santo Nino deposit at Pinos Altos) has shown the presence of a higher grade core located less than 200 metres below the surface.  The deposit has been traced for approximately one kilometre east-west and is still open along strike and at depths below 300 metres.  An initial reserve at San Eligio was estimated in 2008, with probable open pit and underground reserves totaling 118,000 ounces of gold and 5.2 million ounces of silver from 1.4 million tonnes, grading 2.6 g/t of gold and 115 g/t of silver.

http://www.agnico-eagle.com/files/Mar09_SanEligioLongitudinalSection.pdf

At San Eligio, the geological interpretations and the results obtained from deep and lateral exploration drilling suggest that there is a high grade area in the Eastern part of the deposit.  Several drill holes testing this area returned high grade gold intersections.  Hole PA-08-318 on Section 5300E returned 5.2 g/t of gold and 150.5 g/t of silver over 3.8 metres.  Hole PA-08-325 on Section 5500E returned 16.8 g/t of gold and 361.7 g/t of silver over 4.2 metres associated with significant visible gold and silver, while hole PA-08-327, also on Section 5500E, returned 8.8 g/t of gold and 171.1 g/t of silver over 6.9 metres at approximately 200 metres below surface.

Drill hole	True Width (metres)	From (metres)	To (metres)	Gold (g/t)	Silver (g/t)
PA-08-309	4.0	147.0	151.0	5.08	279.3
PA-08-312	5.2	171.0	182.0	2.89	130.6
PA-08-316	6.3	179.5	193.3	1.23	96.0
PA-08-318	3.8	95.5	101.0	5.24	150.5
including	2.1	98.0	101.0	8.69	164.3
PA-08-320	7.2	58.8	67.2	5.05	128.0
including	1.7	62.0	64.0	14.75	251.0
PA-08-322	3.7	222.5	230.0	2.36	125.7
including	0.6	225.0	226.3	11.30	461.0
PA-08-325	4.1	302.8	315.2	16.82	361.7
including	0.6	304.3	306.0	20.00	402.5
also including	0.6	312.0	313.7	97.26	613.3
PA-08-327	6.9	235.1	242.0	8.86	171.1
including	3.9	235.1	239.0	13.65	229.1

One drill rig is currently pursuing the extensions of the deposit, including delineating the high-grade area. It is expected that this initial reserve will grow during 2009 as almost 18,700 metres of drilling are planned in minesite exploration in 2009.

Exploration results at Creston Mascota and San Eligio contributed to the 1.1 million ounce increase in gold reserves and 27 million ounce increase in silver reserves at Pinos Altos (increases of 41% and 37% respectively).  Almost $11 million in exploration spending is budgeted in 2009, mainly on the Pinos Altos region, including an estimated 38,700 metres of diamond drilling.

Kittila Exploration Update

Exploration at the Kittila mine in northern Finland in 2008 has increased proven and probable gold reserves to 3.2 million ounces (21.4 million tonnes grading 4.7 g/t) and more than doubled the inferred gold resource to almost 2.5 million ounces (17.6 million tonnes grading 4.4 g/t), compared to 2007.

http://www.agnico-eagle.com/files/Mar09_KittilaClaimMap.pdf

The increase in probable reserves at Kittila is largely due to underground exploration success on the Roura zone.  This led to an increase in year-end gold probable reserves at Roura of 150,000 ounces (a 27% increase to 0.7 million ounces in 5.1 million tonnes grading 4.4 g/t), as well as an additional 190,000 ounces of inferred gold resource (a 19% increase compared to year-end 2007 to almost 250,000 ounces in 2.6 million tonnes grading 3.0 g/t). Underground ramp access has now reached both the Roura and the Suuri zones, where exploration with two diamond drills in 2009 will begin to explore its potential and better define known underground reserves, which currently extend to a depth of 675 metres below surface.

http://www.agnico-eagle.com/files/Mar09_KittilaLongitudinalSection.pdf

Three Lenses Extend at Depth

The main Suuri zone is made up of three roughly parallel lenses — East, Central and West.  Prior to 2008, resource exploration at depth had focused on the East lens only.  During 2008, the potential of all three lenses had begun to be tested.  Additional drills were added which were capable of testing all three gold structures below the depths of the current Suuri zone reserves and resources.

http://www.agnico-eagle.com/files/Mar09_KittilaCrossSections.pdf

Since September 2008, when the initial 1.0 million ounce inferred resource for the East lens was announced, a new inferred resource has been discovered below the Suuri zone reserves associated with the Central lens.  In addition, a new deep intercept on the Suuri zone’s West lens suggests that all three lenses may extend to depth.

Additional drilling at depths up to 1,000 metres has continued to intersect the East Zone over a one kilometre long strike length, north to south.  In holes SUU08005, SUU08006 and SUU08007 (see table below), multiple medium to high grade gold intercepts have been cut over significant thicknesses at depths of 800 metres or more, similar to results at the original Suuri deposit.  Accordingly, more deep exploration at Suuri is planned for 2009.

The discovery of the Central lens resource has helped increase the Suuri inferred gold resource at depth by 1.3 million ounces compared to year end 2007 to 2.0 million ounces in 12.7 million tonnes grading 4.8 g/t.

Since July 2008, when the possible depth extension of the Central lens was interpreted, several drill holes, including SUU08005 and SUU08008B have confirmed an inferred resource.  SUU08005 intercepted the Central lens at Suuri at a depth of approximately 1,000 metres and returned 4.0 g/t gold over 13.1 metres (including a 5.3 m interval grading 6.4 g/t).  Hole SUU08008B cut a similar thick interval of mineralization associated with the Central lens (2.8 g/t over 21.0 metres including 4.1 g/t over a more narrow interval of 2.8 metres), but at a more shallow depth over 200 metres away from SUU08005.

One of the most significant intercepts was in hole ETE08002 on Section 36170N, which cut the Western lens and returned 5.6 g/t gold over 3.5 metres in mineralization at a depth of approximately 500 metres.  Although this intercept is not the deepest (about five intersections in the Western lens are known at about 700 metres depth further North at Suuri), it is significant because, prior to this intersection, the drilling had been so widely spaced and continuity was not as certain.

Central Roura Zone May Be Strike Extension of Main Suuri Deposit at Kittila

Over 500 metres north of the Suuri zone intercepts, deep drilling of the Central Roura zone has continued to return significant results which may eventually lead to another expansion of the deep gold resource at Kittila.  Hole ROU08002 cut 4.0 g/t gold over 6.1 metres at a depth of almost 750 metres.  In 2009, four drills will test Suuri and Roura at depth.  A scoping study is currently underway to investigate the economic potential of mining these deep gold resources at Suuri and

Roura and expand gold production at Kittila.  The study is expected to be complete in the fourth quarter of 2009.

Drill hole	Lens	True Width (metres)	From (metres)	To (metres)	Gold (g/t)
SUU08005	EAST 1	7.7	844.95	856.00	2.00
SUU08005	EAST 2	4.9	860.00	867.00	6.91
SUU08006	EAST 1	8.8	862.50	875.00	4.34
SUU08007	EAST 1	3.9	872.00	877.60	7.06
SUU08007	EAST 2	6.4	891.00	900.15	3.53

SUU08005	CENTRAL	13.1	1067.25	1086.00	3.95
including	CENTRAL	5.3	1073.45	1081.00	6.36
SUU08008B	CENTRAL	21.0	839.00	869.00	2.84
including 1	CENTRAL	2.8	847.00	851.00	4.11
including 2	CENTRAL	9.1	856.00	869.00	3.39

ETE08002	WESTERN	3.5	617.00	622.00	5.55

ROU08002	ROURA-B	6.1	844.60	853.35	3.98

Additional delineation drilling is planned to test for extensions to open pit and underground reserves at shallow depths of the Kittila deposit, which is open to the north.

The Kittila mine and the surrounding Suurikuusikko property in Finland are beginning to show their potential for the discovery of 5 million ounces or more of gold reserves, similar to the LaRonde deposit and the entire Doyon-LaRonde gold trend in the Abitibi.  Consequently, the 2009 exploration budget for Kittila is the largest ever at approximately $16 million, and includes 67,500 metres in diamond drilling, with up to 8 drill rigs operating throughout the year to help identify the gold reserve and resource potential of the Kittila mine property.  In addition, almost $5 million of exploration expense, including an estimated 18,500 metres of diamond drilling, is planned for exploration along the 25 kilometre Suurikuusikko gold trend and other targets in Finland.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and Finland and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde mine is Canada’s largest operating gold mine in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has declared a cash dividend for 27 consecutive years.  Agnico-Eagle’s registered office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7.

Supplementary Information

Portage and Vault Drillhole Location Table

Drill Hole ID	N*	E	Z	Azimuth	Dip	Length (m)
TPO8-767	5550	1895	5134	90	-53	207
TPO8-768	5600	1959	5134	91	-78	177
TPO8-769	5600	1788	5134	89	-66	311
TPO8-773	5575	1944	5135	87	-77	186
TPO8-774	5650	1911	5138	92	-59	210
TPO8-782	5550	1814	5135	88	-70	299
TPO8-785	5500	1858	5135	87	-63	222
VLT08-273**	641259	7219245	139.8	320	-50	180

*Coordinate System is local mine grid in metres

**Coordinate System is UTM NAD83 Z15

Detailed Mineral Reserve and Resource Data (as at December 31, 2008)

	Au	Ag	Cu	Zn	Pb	Au	Tonnes
Category and Zone	(g/t)	(g/t)	(%)	(%)	(%)	(000s oz.)	(000s)
Proven Mineral Reserve
Goldex	1.95					27	434
Kittila	4.84					31	199
Lapa	7.53					6	23
LaRonde	2.76	67.87	0.33	3.27	0.37	362	4,075
Pinos Altos	1.35	19.08				4	97
Subtotal Proven Mineral Reserve	2.77					430	4,828
Probable Mineral Reserve
Goldex	2.05					1,544	23,391
Kittila	4.69					3,193	21,171
Lapa	8.80					1,055	3,730
LaRonde	4.52	31.18	0.28	1.42	0.12	4,612	31,735
Meadowbank	3.45					3,638	32,773
Pinos Altos	2.68	74.61				3,589	41,669
Subtotal Probable Mineral Reserve	3.55					17,631	154,469
Total Proven and Probable Mineral Reserves	3.53					18,061	159,297

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Zone	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Indicated Mineral Resource
Bousquet	5.63					1,704
Ellison	5.68					415
Goldex	1.79					220
Kittila	2.99					3,471
Lapa	4.36					987
LaRonde	1.83	26.77	0.15	1.55	0.16	6,349
Meadowbank	2.17					21,956
Pinos Altos	1.00	26.08				12,468
Total Indicated Resource	2.07					47,569

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Zone	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Inferred Mineral Resource
Bousquet	7.45					1,667
Ellison	5.81					786
Goldex	2.42					11,949
Kittila	4.42					17,550
Lapa	7.97					761
LaRonde	5.91	18.91	0.44	0.77	0.08	4,937
Meadowbank	2.78					4,953
Pinos Altos	1.65	39.95				4,000
Total Inferred Resource	3.84					46,603

Forward-Looking Statements

The information in this press release has been prepared as at March 3, 2009. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely” and similar expressions are intended to identify forward-looking statements and are referred to herein as “forward-looking statements”.

Such statements include without limitation: the Company’s forward looking production guidance, including estimated ore grades, metal production, life of mine horizons, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources; and other statements and information regarding anticipated trends with respect to the Company’s operations and exploration. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico-Eagle’s development projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its development plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United  States dollar will be approximately consistent with current levels or as set out in this news release; prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that production meets expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of ongoing development projects; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Company’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2007, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure and actual results and final decisions may be materially different from those current anticipated.

Notes To Investors Regarding The Use Of Resources

Cautionary Note To Investors Concerning Estimates Of Measured And Indicated Resources.

This press release may use the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note To Investors Concerning Estimates Of Inferred Resources.

This press release may also use the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific And Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://idea.sec.gov.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.  Estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the mineral reserves and resources estimate reported by the Company on February 18th, 2009 were based on three year  average prices for the period ending December 31, 2008  of $725 per ounce  gold, $13.32 per ounce silver, $1.27 per pound zinc, $3.15 per pound copper, $0.90 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.09, 1.37 and 11.00, respectively.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven”

reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonable assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The mineral reserves presented in this disclosure are exclusive of mineral resources.

The contents of this press release have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., Vice-President Project Development and a “Qualified Person” for the purposes of NI 43-101.

The effective date for all of the Company’s mineral resource and reserve estimates in this press release is December 31st, 2008. No independent verification of the data has been published. Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Technical Reports referred to below, which may be found at www.sedar.com. Other important operating information can be found in the Company’s press release dated December 3, 2008.

Property	Qualified Person responsible for the current Mineral Resource and Reserve Estimate	Date of most recent SEDAR Technical Report (NI 43- 101) disclosure
LaRonde, Bousquet & Ellison, Quebec, Canada	François Blanchet Ing., LaRonde Division Superintendent of geology	March 24, 2005
Kittila, Finland	Marc Legault P.Eng., VP Project Development	December 11, 2008
Pinos Altos, Chihuhua, Mexico	Dyane Duquette, P.Geo., senior geologist, Abitibi Technical Services Group	September 24, 2007
Meadowbank, Nunavut, Canada	Dyane Duquette, P.Geo., senior geologist, Abitibi Technical Services Group	December 15, 2008
Goldex, Quebec, Canada	Richard Genest, Ing., Goldex Division Superintendent of geology	October 27, 2005
Lapa, Quebec, Canada	Normand Bédard, P.Geo., Lapa Superintendant of geology	June 8, 2006